3-24-2004

SECU[barcode]MMISSION

04017575

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48808

RECEIVED FEB 27 2004 187 SEC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. D. Grant Morgan (212) 768-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/

OATH OR AFFIRMATION

I, D. Grant Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Group, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior Managing Director

Title

Edward G. Samson

Notary Public

EDWARD G. SAMSON
NOTARY PUBLIC, State of New York
No. 01SA5080208
Qualified in New York County
Commission Expires June 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (XXXX).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST REPUBLIC GROUP, LLC

Member NASD-SIPC

1430 Broadway, 5th Floor
New York, NY 10018
Tel. (212) 768-1800
Fax (212) 768- 0400
1-800-345- 3001

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* * * * * * * * * * * * * * * * * * * *

FIRST REPUBLIC GROUP, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 306,167
Receivable from clearing broker	1,226,276
Deposit with clearing broker	100,066
Securities owned, not readily marketable, at estimated fair value	3,300
Fixed assets, net	538,243
Other assets	461,454
	$ 2,635,506

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 851,126
Capital lease obligations	100,527
	951,653
Commitments and contingencies	
Members' equity	1,683,853
	$ 2,635,506

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

First Republic Group, LLC (the "Company"), a limited liability company, was formed on September 22, 1995, under the laws of the State of New York. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a full service broker-dealer clearing all customer transactions through another broker-dealer on a fully disclosed basis.

The Company transacts its business with customers predominantly located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using both accelerated and straight line methods over the estimated useful lives of the related assets, ranging from five to seven years. Leasehold improvements are amortized over their estimated useful lives.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold not yet purchased are carried at quoted market values and investment in securities not readily marketable for which there is no established market prices are valued using fair values as determined by management.

Income Taxes:

As a limited liability company, the Company itself is not liable for federal or state income taxes. Each member is responsible to report separately his distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax. It is not currently anticipated that amounts to be withdrawn by members to meet their income tax liabilities will significantly affect the financial condition of the Company.

3. RECEIVABLE FROM CLEARING BROKER:

Amounts receivable from the clearing broker at December 31, 2003, consist of commissions receivable.

4. DEPOSIT WITH CLEARING BROKER:

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker.

5. SECURITIES OWNED:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2003, this security of estimated fair value consisted of the following:

Corporate stock	$ 3,300

6. FIXED ASSETS:

Fixed assets consist of the following at December 31, 2003:

Machinery and equipment	$ 277,467
Furniture and fixtures	15,140
Leasehold improvements	497,018
	789,625
Accumulated depreciation and amortization	(251,382)
	$ 538,243

7. RELATED PARTY TRANSACTIONS:

The Company pays occupancy costs totaling approximately $831,000 to a company related through partial common ownership. At December 31, 2003, there was nothing payable to this company.

The Company's members are members and officers of another company which is the general partner and investment manager in an investment partnership. The Company's members also own an interest in this investment partnership. First Republic Group, LLC will act as the executing broker for substantially all of the investment partnership's trades. The Company has provided services including research, quotation services, office rent, telephone and certain other operating expenses, which are reflected in the financial statements. During 2003, the investment partnership discontinued operations and the entity was dissolved.

8. RETIREMENT PLAN:

The Company sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations.

9. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $50,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

During 2003, the Company periodically failed to meet their minimum net capital requirements due to open contractual commitments in connection with its participation as a selling group member in various initial public offerings. Pursuant to SEC rule 17a-11, the Company notified the regulatory authorities.

At December 31, 2003, the Company had net capital, as defined, of $709,768 which exceeded the required minimum net capital of $61,340 by $648,428. At December 31, 2003, the Company had aggregate indebtedness of $920,102. The ratio of aggregate indebtedness to net capital was 1.30 to 1.

10. OFF-BALANCE-SHEET CREDIT RISK:

The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations.

The Company has cash at various banks two of which are in excess of FDIC insured limits and are exposed to the credit risk resulting from this concentration. At December 31, 2003, this credit risk amounts to approximately $159,000 and $44,000, respectively.

11. COMMITMENTS AND CONTINGENCIES:

Operating leases:

The Company was obligated under a noncancellable operating lease expiring on October 31, 2001. On December 31, 2000, the Company, with the consent of the landlord, terminated this lease.

A company, related through partial common ownership, entered into a new noncancellable operating lease effective December 31, 2000, expiring on October 31, 2006, which the Company is guaranteeing. This lease provides for escalations based on certain operating expenses.

The Company entered into an agreement with the related entity to sublease from them the same space previously occupied by them.

Future minimum annual office lease payments, which the Company has guaranteed under the noncancellable leases as of December 31, 2003, are as follows:

Year Ending December 31,	
2004	$774,000
2005	774,000
2006	645,000
	$2,193,000

The Company has also entered into operating lease agreements for office furniture and equipment. Future minimum annual equipment lease payments under the noncancellable leases as of December 31, 2003 are as follows:

Year Ending December 31,	
2004	8,538
2005	8,538
2006	4,981
	$ 22,057

Capital leases:

The Company is the lessee of equipment under capital leases expiring in 2005. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives.

Following is a summary of property held under capital leases at December 31, 2003:

	Amount
Telephone equipment	$138,978
Office equipment	19,940
	158,918
Less: Accumulated depreciation	64,907
	$ 94,011

Minimum future lease payments under capital leases as of December 31, 2003 for each of the next five years and in the aggregate are:

Year Ended December 31,	Amount
2004	$ 71,671
2005	40,602
Total Minimum Lease Payments	112,273
Less: Amount representing interest	11,746
Present Value of Net Minimum Lease	$100,527

Interest rates on capitalized leases vary from 10.0% to 16.0% and are imputed based on the lessors implicit rate of return.

Contingencies:

Claims:

The Company is periodically subject to claims which arise in the ordinary course of business. Outside counsel believes that the Company has meritorious defenses to such claims. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a material adverse effect on the financial position of the Company.

Termination of Clearing Agreement:

Effective May 1, 2002, the Company entered into a new clearing agreement. If the Company terminates this agreement during the period ending May 1, 2006, the Company would be required to pay a termination fee ranging from $50,000 to $10,000 as defined in the agreement.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members of
First Republic Group, LLC

We have audited the accompanying statement of financial condition of First Republic Group, LLC (the "Company") (a limited liability company) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Republic Group, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 14, 2004